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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                                NETTAXI.COM, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)



                                    64115G102
                         ------------------------------
                                 (CUSIP Number)

              Michael Gardner, c/o Baytree Capital Associates, LLC,
                           40 Wall Street, 58th floor
                               New York, NY 10005
                                 (212) 509-1700
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 28, 2000
                            -------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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                                  SCHEDULE 13D

CUSIP No.   64115G102                                          Page  2   of  3
           -----------                                              ---     ---

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael Gardner       SS# ###-##-####

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [x]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS

                                 OO

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)    [    ]

          Not Applicable

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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Number of         7         SOLE VOTING POWER
Shares Owned
By Each                     2,159,600 of 2,159,600 shares beneficially
Reporting                       owned in the aggregate
Person
With
                  --------------------------------------------------------------
                  8         SHARED VOTING POWER

                            Not applicable

                  --------------------------------------------------------------
                  9         SOLE DISPOSITIVE POWER

                            2,159,600 of 2,159,600 shares beneficially
                              owned in the aggregate

                  --------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER

                            Not applicable

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,159,600 shares

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           [       ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.1%

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14         TYPE OF REPORTING PERSON

           IN

--------------------------------------------------------------------------------


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Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share of Netttaxi.com, Inc. a Nevada corporation, with its principal executive offices at 1696 Dell Avenue, Campbell, CA 95008.

Item 2.  Identity and Background.

         This Statement is being filed by Michael Gardner, whose business address is 40 Wall Street, 58th floor, New York, NY 10005 c/o Baytree Capital Associates, LLC. During the last five years Mr. Gardner has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Gardner is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         All purchases of common stock of Nettaxi.com, Inc. made by Mr. Gardner were made using personal funds. As of the Date of Event which required the filing of this Statement, Mr. Gardner had used approximately $1,619,700 of his personal funds to purchase Nettaxi.com, Inc. common stock. No other funds or other consideration were used in making such purchases.

Item 4.  Purpose of Transaction.

         All Nettaxi.com, Inc. securities owned by Mr. Gardner have been acquired by Mr. Gardner for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         As of the Date of the Event which required the filing of this Statement, February 28, 2000, Mr. Gardner owned 1,079,800 shares of Nettaxi.com, Inc. common stock and warrants to purchase 1,079,800 shares of Nettaxi.com, Inc. common stock, exercisable as of February 28, 2000, at an exercise price of $4.00 per share. The Nettaxi.com, Inc. securities owned by Mr. Gardner as of February 28, 2000 represented approximately 5.15% of the issued and outstanding shares of Nettaxi.com, Inc. common stock. As of February 28, 2000, Mr. Gardner had sole power to vote and dispose of each of the 1,079,800 shares of Nettaxi.com, Inc. common stock beneficially owned by him and the sole power to dispose of the 1,079,800 warrants to purchase Nettaxi.com, Inc. common stock. In the sixty days prior to February 28, 2000, the Date of the event requiring the filing of this Statement, Mr. Gardner did not engage in any transactions involving Nettaxi.com, Inc. common stock.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As of the Date of the Event which required the filing of this Statement Mr. Gardner did not have any contracts, arrangements, understandings or relationships with respect to the securities of the issuer.


Item 7.  Material to be Filed as Exhibits.

None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 23, 2001
                                                  /s/ Michael Gardner
                                                  -------------------
                                                      Michael Gardner


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